Name:		William M. Byrd

Address:		4893 Riverdale Rd., Suite 260
		Atlanta, GA  30337

Company:	Morrison Fresh Cooking, Inc. (MFC)

Position:		Officer - Senior Vice President - Operations

Statement for
Month/Year:	October, 1996

NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.	Title of Security:		$.01 Par Common

	Amount of securities
	Beneficially owned:	16.4727

	Ownership Form
	Direct (D) or Indirect (I):	Direct

	Nature of Indirect
	Beneficial Ownership:

DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.	Title of Derivative Security:	Employee Stock Option (Right to Buy)

	Date Exercisable and 		Date Exercisable:  	11-15-98
	Expiration Date:			Expiration Date:	11/15/2000

	Title and Amount of
	Securities Underlying
	Derivative Security:			Title: 	     $.01 Par Common
						Amount:  1,875

	Conversion of Exercise
	Price of Derivative Security:	$7.2520

	Ownership Form of
	Derivative Security
	Direct (D) or Indirect (I)		Direct

	Nature of Indirect
	Beneficial Ownership:

2.	Title of Derivative Security:	Employee Stock Option (Right to Buy)

	Date Exercisable and 		Date Exercisable:  	3-26-99
	Expiration Date:			Expiration Date:	3-26-2001

	Title and Amount of
	Securities Underlying
	Derivative Security:			Title: 	     $.01 Par Common
						Amount:  25,000

	Conversion of Exercise
	Price of Derivative Security:	$7.7500

	Ownership Form of
	Derivative Security
	Direct (D) or Indirect (I)		Direct

	Nature of Indirect
	Beneficial Ownership: